Exhibit 4.1

AMENDMENT NO. 1 TO SECTION 382 RIGHTS AGREEMENT

AMENDMENT NO. 1 TO SECTION 382 RIGHTS AGREEMENT, dated as of January 5, 2011 (the “Amendment”), between Cohen & Company Inc., a Maryland corporation (the “Company”), and Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).

W I T N E S S E T H :

WHEREAS, on December 21, 2009 the Company and Rights Agent entered into that certain Section 382 Rights Agreement (the “Rights Agreement”) in order to help preserve the value of the Company’s deferred tax assets;

WHEREAS, pursuant to Section 26 of the Rights Agreement the Company may, and the Rights Agent shall, if the Company so directs, amend the Rights Agreement prior to a Distribution Date without the approval of any holders of Rights;

WHEREAS, to the knowledge of the Company, there has been no occurrence of a Distribution Date; and

WHEREAS, a majority of the members of the Board of Directors of the Company have approved this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree to amend the Rights Agreement as follows:

1.	Amendment to Section 7(a) of the Rights Agreement. Section 7(a) of the Rights Agreement is hereby amended to remove clause (vi) thereof and remove the reference to clause (vi) in the definition of “Expiration Date.” All references to the subject matter contained in clause (vi) of Section 7(a) shall automatically be amended to reflect the removal of clause (vi) from Section 7(a).

2.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Maryland and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and to be performed entirely within such state; provided, however, that all provisions regarding the rights, duties, and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

3.	Counterparts and Other Matters. This amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Except as provided in this Amendment, the Rights Agreement shall remain in full force and effect in accordance with its terms.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:		COHEN & COMPANY INC.

By:	/s/ Rachael Fink	By:	/s/ Joseph W. Pooler, Jr.
Name:	Rachael Fink	Name:	Joseph W. Pooler, Jr.
Title:	Senior Vice President, General Counsel and Secretary	Title:	Executive Vice President and Chief Financial Officer

Attest:		MELLON INVESTOR SERVICES LLC as Rights Agent

By:	/s/ Rita Swartz	By:	/s/ Mitzi Shannon
Name:	Rita Swartz	Name:	Mitzi Shannon
Title:	Relationship Manager	Title:	Relationship Manager

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